October 10, 2008
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel
Mail Stop 3720

Re:	Global Telecom & Technology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007
Dear Mr. Spirgel:
     On behalf of Global Telecom & Technology, Inc. (the “Company”), in response to the letter of comment of the Commission staff (the “Staff”), dated September 18, 2008 (the “Comment Letter”), we submit the following acknowledgement in accordance with the Comment Letter:
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 9A. Controls and Procedures, page 35
1.	We note that management did not complete its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

Securities and Exchange Commission
October 10, 2008

•	the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•	the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/intetp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisionsicorpfinlguidanee/regs-kinterp.htm.
     The Company acknowledges the Staff’s comment and will clarify its disclosures as described below. The Company advises the Staff that in fact the Company’s management had completed its assessment of internal control over financial reporting as of December 31, 2007. The annual report on Form 10-K states, that, due to on-going organizational and systems changes, management did not complete an assessment of internal controls under the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. However, the Company’s management undertook, and completed, an assessment of the Company’s internal control over financial reporting in accordance with the Commission’s Interpretive Guidance regarding management’s report on internal control over financial reporting (Release No. 34-55929). In revising its disclosure in response to the Staff’s comment, management has concluded that the Company had a material weakness in its internal control over financial reporting as of December 31, 2007. Accordingly, the Company proposes to amend its annual report on Form 10-K for the year ended December 31, 2007 with the revised disclosure for Item 9A set forth below:
“Management’s Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As of December 31, 2007, our management conducted an assessment of the effectiveness of our internal control over

Securities and Exchange Commission
October 10, 2008

financial reporting based on the criteria provided in the Securities and Exchange Commission’s Interpretive Guidance regarding management’s report on internal control over financial reporting (Release No. 34-55929). Based on that assessment, our management concluded that, as of December 31, 2007, our internal control over financial reporting was not effective at the reasonable assurance level due to the identification of several deficiencies that in combination created a material weakness.
     The deficiencies resulted from on-going internal organizational changes relating to the consolidation of financial functions from multiple locations to a single location and the consolidation of the Company’s financial information technology (“IT”) systems from two systems (one from each of its acquired companies) into one system (being one of those systems). The identified deficiencies included:
•	lack of accounting procedural documentation;

•	insufficient IT systems access controls;

•	changes in staffing due to rationalization and consolidation, including reliance on temporary personnel; and

•	insufficient segregation of duties .
           We have taken and continue to take steps to address these deficiencies. We expect to hire and train full-time staff to replace temporary personnel and employees being displaced by the geographic centralization of the financial organization. We are continuing our financial systems development efforts to create IT systems level controls and access controls. We expect to document accounting procedures and controls in conjunction with the completion of our IT systems activities and the settlement of personnel in new roles and functions. We also continue to assess staffing requirements in light of anticipated changes in the nature and scope of our business. In addition, we continue to evaluate our systems and processes to identify opportunities to enhance their efficiency and effectiveness.
           In light of these deficiencies, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements were prepared in accordance with GAAP. Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations, stockholders equity and cash flows for the periods and the dates presented. The material weakness identified did not result in the restatement of any previously reported financial statements or any other related financial disclosure, and management does not believe that it had any effect on the accuracy of the Company’s financial statements for the current reporting period.
           This annual report does not include an attestation report of our independent public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s

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October 10, 2008

report in this annual report.”
2.	In addition, please tell us in detail how you considered whether management’s failure to perform or complete its report on internal control over financial reporting impacted its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rues and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115 02, which you can find at http://www.sec.gov/divisions/corpfin/pidance/regs-kinterp.htm failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.
     The Company acknowledges the Staff’s comment and proposes to amend its annual report on Form 10-K for the year ended December 31, 2007 to disclose management’s revised conclusion on the effectiveness of our disclosure controls and procedures with the revised disclosure for Item 9A set forth below:
“Evaluation of Disclosure Controls and Procedures
     Our management carried out an evaluation required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under the supervision of and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act (“Disclosure Controls”). Based upon that evaluation, our CEO and CFO have concluded that they believe that, as of December 31, 2007, our Disclosure Controls were not effective at a reasonable assurance level. In reaching this conclusion, the CEO and CFO noted that we failed to include in our annual report, a report by management on our internal control over financial reporting. We are currently reviewing our disclosure controls and procedures to correct the deficiency that lead to this omission and expect to implement changes.”

Securities and Exchange Commission
October 10, 2008

See Consolidated Statements of Operations., page F-4.
3.	Please tell us the nature of “Other Income (expense), net” in the amount of $613,875. We were unable to locate related disclosure in the MD&A or in the notes.
     Response:
     The Company supplementally advises the Staff that “Other Income (expense), net” is primarily comprised of a gain on extinguishment of debt.
     On November 12, 2007, the Company entered into agreements to exchange 2,570,143 shares of the Company’s common stock, with a fair value of approximately $2.9 million and approximately $2.9 million in new convertible notes due for outstanding notes with an aggregate principal balance and accrued interest of approximately $6.4 million. These exchanges are considered an extinguishment of debt in which the aggregate fair value of common stock and new convertible notes is less than the carrying value of the original notes. Accordingly, the Company recorded a gain of $0.6 million for the year ended December 31, 2007 on the extinguishment of the original notes in accordance with EITF No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments.”
Note I – Organization and Business, Management’s Plans
Basis of Presentation, page F-7
4.	We note your disclosure herein that your consolidated financial statements have been prepared on a going concern basis. Please state, if true, that management believes that as of December 31, 2007, the Company has sufficient liquidity to fund the business and meet its contractual obligations within the next twelve months following the balance sheet date.
     Response:
     The Company had sufficient liquidity to fund its business and meet its contractual obligations for the 12 month period following the balance sheet date. Management’s statement with respect to the Company’s ability to meet its contractual obligations was presented in the Liquidity Section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company (page 31) and again in the Notes to the Consolidated Financial Statements in the Basis of Presentation section of Note 1 – Organization and Business, Management’s Plans (page F-7) of the Company’s current report on Form 10-K. Both sections stated “Management monitors cash flow and liquidity requirements. Based on the Company’s cash and cash equivalents and analysis of the anticipated working capital requirements, management believes the Company has sufficient liquidity to fund the business and meet its

Securities and Exchange Commission
October 10, 2008

contractual obligations for the foreseeable future”. The term ‘for the foreseeable future’ was intended to denote a period of at least 12 months from the date of the December 31, 2007 balance sheet.
5.	Since the notes to your financial statements reference your going concern, it is unclear to us why your auditors made no reference to such going concern. Please ask your auditors why they did not modify their report to include a going concern modification. Please advise or revise.
     Response:
     Our auditors informed us Statement on Auditing Standards No. 59, “The Auditors’ Consideration of an Entities Ability to Continue as a Going Concern”, requires that the auditor evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for a reasonable period of time not to exceed one year beyond the date of the financial statements being audited. The auditors evaluated the negative indicators present and as well as those mitigating factors that enabled them to conclude that their report did not need to be modified for going concern considerations. Based upon several factors considered by the auditors including the restructuring of the Company’s debt, the operational restructuring of the Company and the Company’s cash flow forecast, our auditors concluded there was not substantial doubt that the Company could continue operations for at least one year from the balance sheet date. Further, as provided in AU341, after concluding that substantial doubt did not exist, they believed our disclosure of management’s plans were appropriate and informative to a user of the financial statements.
Note 2 – Significant Accounting Policies
Revenue Recognition, page F-10
6.	We refer to your revenue recognition policy for non-recurring fees. Please:
•	Tell us whether you recognize the upfront fees over the period of the contract (initial contract term) or the estimated customer relationship period and refer to your basis in the accounting literature that supports your policy.

•	If you recognize the upfront fees over the estimated customer relationship, please tell us that average period and how it was determined.
     Revise your disclosures accordingly.

Securities and Exchange Commission
October 10, 2008

     Response:
     The Company supplementally advises the Staff that installation fees and other non-recurring fees imposed in connection with delivering recurring communication services are recognized evenly over the term of service starting upon commencement of the service contract term. Installation costs that are directly attributable to a service contract are recorded as deferred revenue and recognized over the defined term of the contract. This accounting policy is in accordance SAB 104 guidance (SAB.T.13A3, f., Question 1), which states:
     “Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services. In the examples above, the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance39 and generally should be deferred and recognized systematically over the periods that the fees are earned.
     39 The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).”
     The Company has concluded that the most appropriate period for recognizing revenue generated by upfront fees is the contract term specific to the circuit. Upfront installation fees are associated with a specific circuit under contract. Although a customer may renew a circuit upon completion of the initial contract, the Company does not have sufficient history to adequately predict circuit life beyond the initial contracted term; accordingly, the initial contract term is the best estimate of the period of earnings.
7.	We refer to your deferred contract costs. Please:
•	Tell us whether your deferred contract costs exceed your related deferred upfront fees. If so, tell us the amount of such excess costs.

•	If such costs exceed the deferred upfront fees, please tell us in detail why it is appropriate to capitalize such excess costs. Refer to SAB Topic 13(A)(3)(0.

•	If you recognize the upfront fees and the deferred contract costs over the

Securities and Exchange Commission
October 10, 2008

estimated customer relationship period (if longer than the initial contract term), then for the excess deferred costs over the deferred upfront fees, tell us why it is appropriate to amortize the excess customer installation costs over the average life of the customer. It appears to us that these excess costs should be expensed as incurred unless these costs can be recovered over the initial contract term for each specific customer. If these costs can be recovered over the initial contract term, the amortization period is limited to the initial contract term for each specific customer. Also, if a specific customer terminates its contract during the initial contract term, the related customer installation costs should be written-off.
     Revise your disclosures accordingly.
     Response:
     The Company supplementally advises the Staff that the Company’s total deferred contract costs do not exceed deferred upfront fees.
Goodwill, page F-14
8.	It appears from your disclosure herein that the goodwill impairment test is performed at the entity level. However, on page 26, you referred to the acquired Americas and EMEA operating companies as if they were reporting units, at which level, the goodwill impairment test was performed. Please identify for us your reporting units used for your impairment test during the third quarter of 2007 and what your reporting units are for the third quarter of 2008. Further, explain how they were determined based on the guidance in paragraph 30 of SFAS 142 and EITF D-101.
     Response:
     The Company’s goodwill impairment test was performed at the entity level during the third quarter of 2007 and is being performed again at the entity level for the third quarter 2008. The discussion within the annual report on Form 10-K for the year ended December 31, 2007 of the Company’s operations and, in particular, the Company’s goodwill and intangible assets, make reference to the two separate acquisitions that created the Company’s operations (prior to the acquisitions the company was a special purpose acquisition company with no operations) and resulted in the Company’s goodwill and intangible assets. The reference to the acquired Americas and EMEA operating units on page 26 of the annual report on Form 10-K for the year ended December 31, 2007 was not a reference to a reporting unit where goodwill impairment testing was performed, but a reference to the acquisitions that provided the company with its current operations. The Company’s strategy in acquiring the Americas and EMEA businesses was to acquire companies with similar business models and to integrate the two companies into a

Securities and Exchange Commission
October 10, 2008

single international enterprise. This integration work was completed during the second quarter of 2007.
     Paragraph 30 of SFAS 142 states:
     “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single operating unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”
     In the second quarter of 2007, the Company completed an internal integration and restructuring that combined management, financial, operational and sales efforts of the two operating companies acquired in October 2006. As a result, the chief operating decision maker no longer viewed the acquired operations as separate operating units and did not make investment or resource allocation decisions based upon the two former businesses but rather as a single entity. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which uses a “management’ approach for determining segments, the Company switched to a one segment model for reporting.
     Management views operating results at the entity level and while financial information is accumulated by legal entity for statutory reporting purposes, management views consolidated financial results for decision making purposes which is consistent with having a single reporting unit for goodwill impairment testing under paragraph 30 of SFAS 142. Moreover, the operations of the acquired entities have similar economic characteristics (as defined by paragraph 17 of SFAS 131) and would be combined as a reporting unit for goodwill impairment testing.
     EITF D-101 provides additional guidance in the determination of a reporting unit. EITF D-101 specifically states “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated.” Consistent with the Company’s conclusion in its determination of a single reporting segment, the decision making and management of the company are performed on a single segment basis and consistent with a single reporting unit.
     Also, EITF D-101 provides characteristics that must be present for a component of a company to be a reporting unit for goodwill testing purposes including: Component Constitutes a Business, Discrete Financial Information, Reviewed by Segment Management and Similar Economic Characteristics. The Company concluded that it does not have any components that meet the criteria. Following the integration of the acquired entities, the Company did not have any components that constituted a business other than the single operating segment. In addition, the Company does not have segments below the chief decision maker and the use of a single

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October 10, 2008

reporting unit is consistent with the management of the Company as discussed in EITF D-101. Finally, the Company does not have components that have different economic characteristics as defined in FSAS 131 and clarified in EITF D-101. The two businesses acquired had similar economics when they were acquired and the integration and management of the Company since the acquisitions has created even more consistency within the company particularly with common platforms and shared assets.
     Based upon the literature and the structure and management of the Company, the Company uses a single reporting unit for goodwill impairment testing. Additionally, in subsequent filings we will no longer refer to the America and EMEA entities in our discussion of goodwill testing in our public filings.
Segment Reporting, page F-15
9.	Please provide information about geographic areas as required by paragraph 38 of SFAS 131.
     Response:
     The Company supplementally advises the Staff that long-lived assets are located in the following countries:

	Total GTT	US	UK	France
Long-lived Assets	$9,642,484	$7,736,109	$1,902,242	$4,133
     In addition, geographic revenue information in the annual report on Form 10-K for the year ended December 31, 2007 is disclosed on:
•	page 5, “Our Customers”

•	page 14, “Risk Factors”

•	page 22, “Locations of Offices and Origins of Revenue”
     We will include such disclosure in subsequent filings.
Note 9- Debt, page F-22
10	We note that you entered into agreements with certain noteholders on March 23, 2007 to amend your notes to extend the maturity date of each of the notes and modify the scheduled interest rates. We further note on November 12, 2007, you agreed to convert certain of your notes into shares of your common stock, obtained 10% convertible unsecured subordinated promissory notes

Securities and Exchange Commission
October 10, 2008

for the remainder of the notes, and in addition, extended the maturity date. Finally, we note that the holders of the $4.0 million of promissory notes due December 29, 2008 agreed to extend the maturity date and increase the interest rate. Please tell us in detail how you accounted for each modification and/or exchange and refer to your basis in the accounting literature.
     Response:
The Company supplementally advises the Staff of further detail in respect of the Company’s accounting for debt restructuring activities.
I. On March 23, 2007, the Company and the holders of the $1,250,000 and $4,666,667 in Company promissory notes due and payable on June 30, 2007 entered into agreements to amend the notes. As a result of these amendments, the maturity date of the notes was extended from June 30, 2007 to April 30, 2008. In addition, the per annum interest rate payable with respect to each note was modified. (The $1,250,000 and $4,666,667 notes totaling $5,916,667 are collectively referred to hereinafter as the “April 2008 Notes”)
Technical Guidance for Debt Modifications/Extinguishment
Emerging Issues Task Force 1996 Issue 96-19: Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”) states:
“An exchange of debt instruments with substantially different terms is a debt extinguishment and should be accounted for in accordance with paragraph 16 of Statement of Financial Accounting Standards No. 125.”
Conclusion
The Company performed an EITF 96-19 analysis and concluded that the amended debt did not have substantially different terms than the original debt. Accordingly, the amendment was not accounted for as an extinguishment.
II. On November 12, 2007, the Company entered into agreements with the holders of the April 2008 Notes pursuant to which the holders were to convert not less than 30% of the amounts due under the April 2008 Notes as of November 13, 2007 (including principal plus accrued interest) into shares of the Company’s common stock, and obtain 10% convertible unsecured subordinated promissory notes due on December 31, 2010 (the “December 2010 Notes”) for the remaining indebtedness not converted into shares.
     As a result of these agreements, the Company

Securities and Exchange Commission
October 10, 2008

•	Issued 2,570,143 shares of common stock at $1.14 per share (common stock aggregate par value of $257 plus additional paid-in capital of $2,929,706 for a total of additional paid-in-capital of $2,929,963) ; and

•	Issued $2,870,713 of convertible unsecured subordinated promissory notes at 10% per annum, due 12/31/10.
A. Technical Guidance for Debt Modifications/Extinguishment
Emerging Issues Task Force 1996 Issue 96-19: Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”) states:
“An exchange of debt instruments with substantially different terms is a debt extinguishment and should be accounted for in accordance with paragraph 16 of Statement of Financial Accounting Standards No. 125,” and
“If the new debt instrument is substantially different from the original debt instrument, then the “new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of new instruments.”
Conclusion
The Company met the criteria of EITF 96-19, as the new debt issued in the restructuring of the April 2008 Notes, which contains conversion options, differs substantially from the Company’s original debt instrument, which did not. Accordingly, this restructuring of debt was accounted for in the same manner as a debt extinguishment.
The aggregate principal balance and accrued interest of the debt extinguished was $6.4 million, which exceeds the fair value of the securities received in exchange – $2.9 million fair value of Company common stock and $2.9 million of convertible notes. The Company therefore recorded a gain of $0.6 million on the extinguishment of the original notes in accordance with EITF 96-19.
B. Technical Guidance for Debt Modifications/Extinguishment
EITF 96-19 further states that “cost(s) incurred with third parties (such as legal fees) directly related to the exchange or modification are to be accounted for as follows:
• If the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt is initially recorded at fair value, then the costs associated with the new debt instrument are to be amortized over the term of the new debt instrument using the interest method in a manner similar to debt issue costs.
• If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the costs should be expensed as incurred.”

Securities and Exchange Commission
October 10, 2008

Conclusion
Since the Company’s restructuring of April 2008 Notes was accounted for in the same manner as a debt extinguishment, legal costs associated with the transaction were capitalized for amortization over the life of the new notes. Further, the deferred financing costs associated with the old debt were written off.
C. Technical Guidance for Over-accrual of Interest
Emerging Issues Task Force 1986 Issue 86-15: Increasing-Rate Debt, “states that if debt is paid at par prior to its estimated maturity, any excess interest accrued should be recorded as an adjustment of interest expense and not considered an extraordinary item under Statement 4.”
Conclusion
At the date of the debt restructuring, the Company had an interest over-accrual resulting from the recording of interest straight-line over the life of the original notes. This over-accrual was recorded as an adjustment to interest expense.
III. On November 12, 2007, the Company entered into amendments (the “Amendments”) with the holders of $4,000,000 of promissory notes due on December 29, 2008 (the “December 2008 Notes”), pursuant to which the holders agreed to amend the December 2008 Notes by extending the maturity dates to December 31, 2010, subject to increasing the interest rate to 10% per annum, beginning January 1, 2009.
Technical Guidance for Debt Modifications/Extinguishment
Emerging Issues Task Force 1996 Issue 96-19: Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”) states:
“An exchange of debt instruments with substantially different terms is a debt extinguishment and should be accounted for in accordance with paragraph 16 of Statement of Financial Accounting Standards No. 125.”
Conclusion
The Company performed an EITF 96-19 analysis and concluded that the amended debt did not have substantially different terms than the original debt. Accordingly, the amendment was not accounted for as an extinguishment.
* * * * *

Securities and Exchange Commission
October 10, 2008

     The Company hereby acknowledges that it is responsible for the adequacy and accuracy of this filing. The Company also acknowledges that staff comments do not foreclose the Commission from taking any action with respect to this filing and that the Company may not assert staff comments as a defense in any proceeding. Please do not hesitate to call me at (703) 442-5502 should you have any questions concerning this filing or any of the above responses.

Very truly yours,
/s/ Richard D. Calder
Richard D. Calder, Jr.
President and Chief Executive Officer

Enclosures